UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  July 31, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated July 31, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

July 31, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 21, 2007

J-Pacific Completes Drill Program at Elizabeth Southwest Gold Vein

Drilling in B.C. uncovers wide intercepts of quartz veining and alteration

VANCOUVER, JULY 31, 2007 - J-Pacific Gold Inc. ("J-Pacific"; TSXV - JPN, OTCBB - JPNJF) today announced the completion of a successful drill program at the Elizabeth Gold Property, located in the Lillooet Mining District of British Columbia, approximately 220 kilometres north of Vancouver. Since June, 14 holes were drilled, totalling approximately 1725 metres. Twelve of the 14 holes successfully reached their intended targets. The drilling focused on the developing mineralized zones within the Southwest Vein and was designed to infill between mineralized intersections encountered in previous drill programs.

In describing the program, John Harrop, J-Pacific's Senior Geologist, said, "We're very encouraged by the strength of the veins and quartz breccia in many of the intersections we encountered, and look forward to the assay results with great anticipation. Combining exploration results from previous campaigns with those from this year will significantly expand the geological picture of the Southwest Vein."

BACKGROUND

The mineralized zones of the Southwest Vein area, discovered by J-Pacific in 2003 and drilled in 2004 and 2005, are being targeted in the current drill program. Highlights of the 2004 and 2005 Southwest Vein drill programs included 88.47g Au/t over 2.0 metres, 5.33g Au/t over 7.85 metres, 4.53g Au/t over 4.5 metres, and 20.0g Au/t over 1.0 metre (reported as drill hole intervals and not true widths). The current drilling program focuses on infill drilling to connect areas of known mineralization in the Southwest Zone, with the goal of developing sufficient new data to support a geological estimate of potential mineral resources.

The Elizabeth Gold Property, 11,590 hectares of owned and optioned Crown grants and mineral claims, is centrally located in prospective terrain 30 kilometres south-southwest of the permitted mill at the J-Pacific-owned Blackdome Gold Mine, and 30 kilometres north-northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. The Elizabeth Gold Property's proximity to J- Pacific's permitted gold mill at the Blackdome Gold Mine means any eventual production from Elizabeth could be accommodated at the Blackdome facility, complimentary to any future production at Blackdome. The high grades identified in several veins at the Elizabeth Property and its location make it an attractive exploration target that can be rapidly advanced.

Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, is undertaking the exploration program under the supervision of John Harrop, J-Pacific's qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

From time to time, J-Pacific raises exploration funds from the issue of flow-through shares. This latest drilling program was made possible in part by flow-through financing arranged with the MineralFields Group.

On behalf of the Board of Directors

"N. Ferris"
President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, President and CEO
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Investor Relations:
Neil Murray-Lyon
Renmark Financial Communications Inc.
Tel: +1 (514) 939-3989
Fax: +1 (514) 939-3717
E-mail: nmurraylyon@renmarkfinancial.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.